Exhibit 99.1
[Rowan letterhead]

Receiving the Hall of Leaders Award from Gerald Turner, president of Southern Methodist University (February 2006)
To Rowan Stockholders:
Rowan was founded in 1923, eighty-three years ago by two brothers with modest resources but great hopes and dreams. May 2006 will mark 53 years since I first became a Rowan employee, an 18 year old roughneck — almost 37 years have been spent as a Rowan Director — 32 of which as Chairman.
The hopes and dreams continue and the financial resources have grown by leaps and bounds — in spite of the challenges of this crazy business. At the time of the initial public offering, in 1967, the market capitalization of the Company was about $20.0 million — today it is excess of $5.0 billion. I believe much of this growth has been the result of the proper management of Money, Machines and Manpower. But the reality is that the most important factor has been the dramatic increased demand for hydrocarbons. In 1953, gasoline prices were 20¢ per gallon, oil sold for $3.75 per barrel and natural gas about 6¢ per thousand cubic feet.
None of Rowan’s hopes, dreams or business plans envisioned $65.00 per barrel oil or $10 to $15 per mcf natural gas. But when it happened we were ready — preparation is meeting opportunity.
As we enjoy the current state of euphoria, we must not forget the excitement of 1979-1981 followed by the chaos beginning in 1982. With few temporary exceptions, the chaos continued for 23 years, years during which the majority of drilling contractors exited the business — involuntarily.
My time at Rowan has been most rewarding, professionally and financially. I have received many kudos and honors perhaps the greatest of which from Rowan Directors to be named Chairman Emeritus for life. None of these personal successes would have been possible without many mentors, friends, the loyal capable Rowan employees, supportive customers and stockholders. But without question, the most important individual in my life has been Rebecca, my helpmate, confidant and wife for 52 years.
It is time for me to move on to the next phase of my life. I now bid you farewell.

[signature]